Exhibit 99.1

Results of Annual General Meeting

London: Wednesday, April 24, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that all ordinary resolutions and special resolutions put to its Annual General Meeting (“AGM”) held on April 24, 2019 were duly passed.  The poll results of the resolutions were as follows:

Resolutions		Number of Votes (%)* For	Against	Withheld#
1	To consider and adopt the audited financial statements and the reports of the directors and independent auditor for the year ended 31 December 2018.	60,078,559 (99.61209%)	233,957 (0.38791%)	1,332
2(A)	To re-elect Mr Simon To as a director.	55,000,510 (96.30089%)	2,112,677 (3.69911%)	3,200,661
2(B)	To re-elect Mr Christian Hogg as a director.	60,226,266 (99.85633%)	86,649 (0.14367%)	933
2(C)	To re-elect Mr Johnny Cheng as a director.	60,197,095 (99.80720%)	116,287 (0.19280%)	466
2(D)	To re-elect Dr Weiguo Su as a director.	60,200,656 (99.81266%)	112,989 (0.18734%)	203
2(E)	To re-elect Dr Dan Eldar as a director.	60,105,167 (99.65481%)	208,198 (0.34519%)	483
2(F)	To re-elect Ms Edith Shih as a director.	60,089,527 (99.63037%)	222,933 (0.36963%)	1,388
2(G)	To re-elect Mr Paul Carter as a director.	60,309,174 (99.99386%)	3,701 (0.00614%)	973
2(H)	To re-elect Dr Karen Ferrante as a director.	60,310,246 (99.99447%)	3,336 (0.00553%)	266
2(I)	To re-elect Mr Graeme Jack as a director.	60,216,995 (99.84027%)	96,337 (0.15973%)	516
2(J)	To re-elect Professor Tony Mok as a director.	60,313,056 (99.99940%)	359 (0.00060%)	433
3	To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor's remuneration.	60,309,718 (99.99350%)	3,922 (0.00650%)	208
4	To increase the authorised share capital.	58,172,894 (96.45099%)	2,140,527 (3.54901%)	427
5	Ordinary Resolution No. 5(A) : To grant a general mandate to the directors of the Company to issue additional shares.	58,378,604 (96.79267%)	1,934,441 (3.20733%)	803
	Special Resolution No. 5(B) : To disapply pre-emption rights (general power).	59,336,430 (98.38515%)	973,921 (1.61485%)	3,497
	Special Resolution No. 5(C) : To disapply pre-emption rights (in connection with an equity raise).	48,922,239 (81.11800%)	11,387,728 (18.88200%)	3,881
	Ordinary Resolution No. 5(D) : To grant a general mandate to the directors of the Company to repurchase shares of the Company.	60,312,021 (99.99719%)	1,694 (0.00281%)	133

*  Percentages rounded to 5 decimal places

# A vote withheld is not a vote in law and is not counted in the calculation of the proportion of the votes for and against a resolution.

As at the date of the AGM, the number of issued shares of Chi-Med was [66,657,745], which was the total number of shares entitling the holders to attend and vote on the ordinary resolutions and special resolutions proposed at the AGM.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries

Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries

UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China – Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor

Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500